

March 31, 2011

Via Email
Jack Wagenti
Chief Financial Officer
U.S. Precious Metals, Inc.
15122 Tealrise Way
Lithia, Florida 33547

> **Re:** **U.S. Precious Metals, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2010**
> **Filed September 14, 2010**
> **File No. 000-50703**

Dear Mr. Wagenti:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engineering Comments

Form 10-K for Fiscal Year Ended May 31, 2010

Risk Factors, page 5

1. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Risk Factors, page 6

2.   We note your disclosure stating that you completed a National Instrument 43-101 (the "NI 43-101 Compliant Report") from an independent consultant for your property. Tell us whether you filed the report on SEDAR for review by the Canadian authorities. If you have not, you will need to address the potential variance in perception either by replacing references to "National Instrument 43-101 report" with "geologic report" or by adding language clarifying that the report has not been filed on SEDAR for review by the Canadian authorities as is the general practice by Canadian filers.

3.   Please provide the basis for preparing the mineral estimates in your Form 10-K in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States.

4.   We also note you disclose proven and probable resources in this section of your filing. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove and/or correct this disclosure here and elsewhere in your filing. Please note that mineral reserves for a mineral property may not be designated unless:

   •   Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate;

   •   The historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and

   •   The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

   Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

Location and Access, page 14

5.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files,

which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered;

- A north arrow;

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located;

- A title of the map or drawing, and the date on which it was drawn; and

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler, Mine Engineer, at (202) 551-3718 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief